N E W S R E L E A S E

April 22, 2015

Nevsun Provides Zinc Expansion Project Update

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to provide an update on the Bisha zinc expansion project which will average over 100,000 tonnes (225 million pounds) of zinc and 24,000 tonnes (55 million pounds) of copper per year for 10 years after start up in mid-2016.

Zinc Expansion Project Highlights

  Overall nearly 60% complete with zinc plant commissioning on-schedule for mid-2016
  Foundations and civil work complete with steel erection underway
  Flotation cells transported to site, regrind mills soon in country
  Forecast to complete: US$92 million with US$63 million committed, US$31 million spent
  No lost time injury or environmental incidents since project commenced
  Uncommitted off-take is well timed for anticipated supply deficit in the zinc market

The zinc expansion project adds zinc flotation capacity to the Bisha processing plant.  This zinc flotation plant floats zinc concentrate after existing copper flotation, enabling the production of two products: zinc and copper concentrate as required to process primary ores.

The project remains on schedule with engineering design 89% complete, procurement 60% complete, site construction 21% complete for an overall project progress of nearly 60% as of March 31, 2015. The major infrastructure and equipment engineering has been complete for some time with only minor tie-ins and minor modifications outstanding. Procurement of mechanical, piping, electrical and automation packages are mostly finished. All long lead orders were placed in 2014. The most critical civils component of construction is complete and steel erection by onsite specialist contractors has commenced.

The overall forecast to complete the project is US$92 million inclusive of US$6 million contingency. Combined concentrate production will average approximately 300,000 tonnes per year, not dissimilar to 2014 production rates.  No additional capital is therefore required for the land transport or port infrastructure to export the copper and zinc concentrates produced from the zinc expansion starting in mid-2016.

An updated picture gallery remains available at http://nevsun.com/projects/bisha-main/gallery/.

Cliff Davis, Nevsun CEO, commented “We take a diligent approach to capital project management to complete projects on time and on budget.  Our decision at the start of the zinc project to strengthen the owner’s construction team with a more integrated EPCM approach has realised additional savings.  We are confident that the robust flotation process plant will facilitate potential future throughput expansions and extended mine life.  We have also been careful not to commit any of our zinc off-take so as to take advantage of the expected tightening of worldwide zinc supply”.

 About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) zinc expansion commissioning activities or mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (ii) the Company experiences the loss of key personnel; (iii) the Company becomes involved in any material disputes with any of its key business partners, suppliers for the procurement of goods or services for the zinc expansion project; (iv) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (v) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or other repairs to the plant or inadequate fuel quality required to effectively operate power generators for the plant or otherwise, (vi) the Company experiences shipping delays for equipment or parts that are required for the zinc expansion project; or (vii) are associated with other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com